BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

December 31, 2018

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers and
Member of BNY Mellon Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

New York, New York
February 27, 2019

BNY MELLON CAPITAL MARKETS, LLC
(An Indirectly Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2018

Assets

Assets:		
Cash	$	459,365
Cash segregated for regulatory purposes		10,000,000
Receivable from broker-dealers and clearing organizations		379,429,519
Receivable from customers		28,728,527
Securities owned, at fair value (includes $3,080,151,188 pledged as collateral)		3,486,557,282
Securities purchased under agreements to resell, net		838,051,250
Derivative assets, net		35,029,320
Fees receivable		6,301,871
Interest receivable		11,933,158
Receivable from affiliates		3,131,678
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,801,358)		58,017
Software and intangibles at cost (net of accumulated amortization of $10,821,204)		3,622,268
Deferred tax asset		10,773,544
Other assets		3,195,896
Total assets	$	4,817,271,695

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase, net	$	2,700,000,000
Securities sold, not yet purchased, at fair value		1,245,891,160
Derivative liabilities, net		38,644,296
Payable to broker-dealers and clearing organizations		403,717,429
Payable to customers		2,079,113
Payable to affiliates		5,512,765
Interest payable		3,459,402
Accrued compensation and other expenses		14,547,874
Other liabilities		3,207,055
Total liabilities		4,417,059,094
Subordinated liabilities		100,000,000
Member's equity		300,212,601
Total liabilities and member's equity	$	4,817,271,695

See accompanying notes to statement of financial condition.

(1) Organization

BNY Mellon Capital Markets, LLC (the Company), is a wholly owned subsidiary of BNY Capital Markets Holdings, Inc. (the Parent), which in turn, is a wholly owned subsidiary of The Bank of New York Mellon Corporation (the Ultimate Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB) and Securities Investor Protection Corporation (SIPC). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of the Ultimate Parent, are not guaranteed by the Ultimate Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed securities, United States treasuries and federal agency debentures, which are cleared by the Company, and futures, which are cleared by Citigroup Global Markets, Inc. (Citi).

On June 12, 2018, the Company decided to exit the portion of its equity business that was focused on retail market making trading strategies.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying footnotes. Management believes that the estimates utilized in the Statement of Financial Condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(b) Receivables and Payables with Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers that are pledged to the Company as collateral.

(c) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to pending and/or unsettled transactions, clearing deposits, and securities failed to deliver. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to pending and/or unsettled securities trading activity and securities failed to

2

receive. Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, but for which it has not delivered or received the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

(d) Securities Received from Customers

Securities received from customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

(e) Securities Owned and Securities Sold, not yet Purchased and Principal Transactions, net

Financial instruments such as securities owned and securities sold, not yet purchased, are stated at fair value. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Financial model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(f) Derivatives Transactions

Derivatives are stated at fair value. Derivatives in unrealized gain positions are recognized as assets while derivatives in unrealized loss positions are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent subject to legally enforceable netting agreements. Derivatives include forward settling trades such as when-issued and to-be-announced ("TBA") securities, listed futures contracts, options on futures and total return swaps which are recorded on a trade date basis. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models.

(g) Fair Value Measurement

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification *(ASC) Topic 820, Fair Value Measurement*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring fair value:

Level 1 inputs   Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs   Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical instruments, other observable inputs (interest rates and yield

curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.

Level 3 inputs   Best information available when no observable market activity or observable inputs for the asset or liability exist at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities, derivatives, and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities and derivatives.

In valuing level 3 securities, if any exist, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company would then generally look at model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument. See footnote 11 for more information.

(h)   *Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the Statement of Financial Condition in accordance with *ASC Subtopic 210-20, Balance Sheet - Offsetting.* See footnote 8 for more information.

It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to re-pledge or resell the securities to others.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreements to repurchase contract amounts and are included in the respective lines on the Statement of Financial Condition.

(i)   *Furniture, Equipment, Leasehold Improvements, Software and Intangibles*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease. Software is depreciated over a 3 year period and intangibles are amortized over an 18 year period.

(j)   *Income Taxes*

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey and Pennsylvania. Income taxes are calculated using the modified separate return method,

and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with FASB ASC 740, Income Taxes, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense in the statement of operations.

(3) Recently Adopted Accounting Standards

The following Accounting Standards Update ("ASUs") issued by the FASB has been adopted by the Company.

ASU 2018-13, Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued an ASU, *Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*. This ASU requires disclosure of the range and weighted-average of the significant unobservable inputs used in determining the fair value of Level 3 assets and liabilities. This ASU removes the requirement to disclose the transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation process for determining Level 3 fair value measurements.

(4) Recently Issued Accounting Standards

In February 2016, the FASB issued an ASU 2016-02, *Leases*. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a "right-of use" asset and a payment obligation liability on the balance sheet for most leases and subleases. Additionally, depending on the lease classification under the standard, it may result in different expense recognition patterns and classification than under existing accounting principles. For leases classified as finance leases, it will result in higher expense recognition in the earlier periods and lower expense in the later periods of the lease. The standard is effective in 2019, with early adoption permitted. As permitted under a recently approved ASU, we expect to elect the alternative transition method, which allows for the recognition of leases using a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption of the standard. While we continue to assess the impact on our consolidated financial statements, we do not expect the impact to be material to the Company's Statement of Financial Condition.

(5) Securities Owned and Securities Sold, Not Yet Purchased, At Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2018:

		Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$	173,637,877	117,459,004
U.S. treasury obligations		778,561,152	1,010,562,008
U.S. government agencies		534,632,811	48,990,200
Agency mortgage-backed securities		1,422,400,467	215,048
State and municipal obligations		122,558,775	126,244
Certificates of deposit		31,310,462	66,063
Commercial paper		354,129,903	-
Equity securities		67,560,107	68,472,594
Preferred stock		1,765,728	-
	$	3,486,557,282	1,245,891,160

(6)   Receivable from and Payable to Broker-Dealers and Clearing Organizations and Customers

Receivable from and payable to customers, broker-dealers and clearing organizations consist of the following at December 31, 2018:

		Receivable	Payable
Receivable from/payable to clearing broker	$	1,355,459	363,882,918
Securities failed-to-deliver/receive - broker-dealers		31,993,381	39,834,510
Broker-dealer trades pending settlement		334,662,048	-
Receivable from/payable to clearing organizations		11,418,631	-
Collateral receivable/payable to customers		30,508	167
Receivable from/payable to customers		28,698,019	2,078,947
	$	408,158,046	405,796,542

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, United States treasuries, and federal agency debentures through Pershing on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and futures transactions, which are cleared through Citi. The amount receivable from clearing broker is due from Citi, and amount payable to the clearing broker is due to Pershing and is primarily comprised of financing the Company's facilitation transactions.

Securities fail-to-receive and fail-to-deliver from brokers represent unsettled trades which are past settlement date that either the Company has not received payment (or delivered securities), or the Company has not received securities (or made payment).

Broker-dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2018 approximates the amounts owed.

Receivable from and payable to customers and broker-dealers include amounts due on unsettled securities transactions. Securities owned by customers and broker-dealers are held as collateral for the receivable. Such collateral is not reflected in the Statement of Financial Condition.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis. The Company requires additional collateral to be deposited or returned, and likewise, counterparties request and return collateral as deemed necessary. The collateral receivable from and payable to customers represent these balances.

The receivable from clearing organizations represents balances on deposit that are required in order to do business and are reviewed periodically.

(7) Furniture, Equipment and Leasehold Improvements, At Cost

Furniture and office equipment, computer equipment and leasehold improvements, at cost consist of the following as of December 31, 2018:

	2018
Furniture and office equipment	$ 1,831,074
Computer equipment	976,761
Leasehold improvements	87,196
	2,895,031
Less retirement of assets	35,656
Less accumulated depreciation	2,801,358
Furniture, equipment and leasehold improvements, net	$ 58,017
Software	$ 11,039,985
Intangibles	3,403,486
	14,443,472
Less accumulated amortization	10,821,204
Software and intangibles, net	$ 3,622,268

(8) Securities Purchased Under Agreements to Resell and Securities Sold under Agreements to Repurchase

At December 31, 2018, the Company had received securities with an average interest rate of 1.772% and a fair value of $1,148,271,532 as collateral for the counterparty's obligation under securities purchased under agreements to resell of $838,051,250. These particular transactions are primarily overnight contracts for U.S. treasuries, in which the principal values are reset regularly.

At December 31, 2018, the Company had pledged securities with an average interest rate of 2.684% and a fair value of $3,072,950,051 as collateral for its obligation under securities sold under agreements to repurchase of $2,700,000,000.

(9) Lines of Credit

The Company maintains uncommitted lines of credit totaling $700 million, which consists of $200 million with two unrelated financial institutions, and $500 million currently with BNY Mellon IHC, LLC. In each case, the lines of credit are used to finance the Company's trading business. None of the lines were in use at December 31, 2018.

(10) Related-Party Transactions

The Company conducts recurring business with affiliated entities including significant financing and operating transactions. During the year ended December 31, 2018, such transactions included purchases of securities under agreements to resell and other advisory services. The affiliates also provide legal, tax, banking, data processing, rent, and other administrative support services to the Company pursuant to service agreements between the Company and the Ultimate Parent and affiliates.

At December 31, 2018, the margin balance payable to Pershing was $371,289,890 and is included in Payable to brokers-dealers and clearing organizations. See footnote 6 for additional information.

As of December 31, 2018, amounts payable to affiliates of $5,512,765 consists of payables related to accounts payable processing and intercompany service billing incurred by an affiliate on behalf of the Company.

During December 2018, the Company entered into back-to-back Total Return Swap transactions between the Ultimate Parent and a third party. Total return swaps are contractual agreements where the Company agrees to pay a counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps may include equity and fixed income indices securities. The exposure from these transactions is hedged by entering into a mirrored trade with the Ultimate Parent. The Ultimate Parent relies on this related party total return swap trade to economically hedge obligations arising from the Ultimate Parent's deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. On January 1, 2019, the Federal Reserve Clean Holding Company Rules prohibit a Bank Holding Company ("BHC") from entering into a Qualified Financial Contract ("QFC") with an entity that is not a subsidiary of the BHC. The existing Total Return Swap referenced above would qualify as a QFC facing an unaffiliated counterparty and would therefore prohibited on or after January 1, 2019. The Clean Holding Company Rule does permit a BHC to enter into a QFC with a subsidiary. The Total Return Swap trades are not centrally cleared and the trades are six months in duration. The Total Return Swap trades are part of ISDA agreements between the counterparties. Interest and performance (variation margin) are settled on a monthly basis. At December 31, 2018, the fair value of the affiliated total return swaps trade was $14,189,408, recorded in Derivative assets, net on the Statement of Financial Condition.

The Company has entered into a loan subordinated to the claims of creditors with the Parent in the amount of $100 million. As of December 31, 2018, the outstanding balance on that loan is $100 million. See footnote 15 for additional information.

In addition, the Company had receivables from affiliates totaling $3,131,678 which primarily represents current taxes receivable. See footnote 15 for additional information.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2018:

Assets:		
Cash	$	459,365
Receivable from broker-dealers and clearing organizations		6,487,889
Derivative assets, net		14,189,408
Receivable from affiliates		3,131,678
Total assets	$	24,268,340
Liabilities:		
Payable to broker-dealers and clearing organizations	$	363,882,919
Subordinated liabilities		100,000,000
Payable to affiliates		5,512,765
Interest payable		12,314
Other liabilities		20,989
Total liabilities	$	469,428,987

(11) Financial Instruments

a) Fair Value

In accordance with FASB ASC Topic 820, *Fair Value Measurement*, the Company groups its financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value.

Level 1 primarily consists of financial instruments whose value is based on unadjusted quoted market prices such as listed equities and options. Additionally, this category also includes U.S. treasury obligations for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of financial instruments whose value is based on quoted prices for similar assets or liabilities in markets that are active, quoted prices in inactive markets, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes corporate debt, U.S. government agencies, agency mortgage-backed securities, state and municipal obligations, certificates of deposits, commercial paper and forward settling TBA securities.

Level 3 comprises securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. There are no level 3 assets or liabilities at December 31, 2018.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 are as follows:

	Assets at fair value as of December 31, 2018				
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities owned, at fair value:					
Corporate and sovereign debt securities	$ -	173,637,877	-	-	173,637,877
U.S. treasury obligations	778,546,458	-	-	-	778,546,458
U.S. government agencies	-	534,647,326	-	-	534,647,326
Agency mortgage-backed securities	-	1,422,400,647	-	-	1,422,400,647
State and municipal obligations	-	122,558,775	-	-	122,558,775
Certificates of deposit	-	31,310,636	-	-	31,310,636
Commercial paper	-	354,129,728	-	-	354,129,728
Equity securities	67,560,107	-	-	-	67,560,107
Preferred stock	-	1,765,728	-	-	1,765,728
Total securities owned, at fair value	846,106,565	2,640,450,717	-	-	3,486,557,282
Derivative assets, at fair value					
Equity derivatives	-	14,189,408	-	-	14,189,408
Interest rate derivatives	4,297	46,677,934	-	(25,842,318)	20,839,912
Total derivative assets, at fair value	4,297	60,867,342	-	(25,842,318)	35,029,320
Total fair valued assets	$ 846,110,862	2,701,318,059	-	(25,842,318)	3,521,586,602

[1] Includes the effect of netting agreements and net cash collateral received.

	Liabilities at fair value as of December 31, 2018				
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities sold, not yet purchased, at fair value:					
Corporate and sovereign debt securities	$ -	117,459,004	-	-	117,459,004
U.S. treasury obligations	1,010,777,056	-	-	-	1,010,777,056
Agency mortgage-backed securities	-	48,990,200	-	-	48,990,200
State and municipal obligations	-	126,244	-	-	126,244
Certificates of deposit	-	66,062	-	-	66,062
Equity securities	68,472,594	-	-	-	68,472,594
Total securities sold, not yet purchased, at fair value	1,079,249,650	166,641,510	-	-	1,245,891,160
Derivative liabilities, at fair value					
Equity derivatives	-	14,189,408	-	-	14,189,408
Interest rate derivatives	2,603	50,294,603	-	(25,842,318)	24,454,888
Total derivative liabilities, at fair value	2,603	64,484,009	-	(25,842,318)	38,644,296
Total fair valued liabilities	$ 1,079,252,253	231,125,519	-	(25,842,318)	1,284,535,456

[1] Includes the effect of netting agreements and net cash collateral paid.

b) Derivative Instruments

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including to-be-announced contracts (TBAs), Collateralized Mortgage Obligations (CMOs) and Total Return Swaps (TRS). These derivative instruments are used to manage exposure to market and interest rate risk, and to generate profits from customer facilitation activity.

Futures and forward settling mortgage-backed TBA, ARM, and CMO securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counterparty credit risk on forward settling TBAs, ARMs, and CMO securities and options is limited to the unrealized fair value gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

During December 2018, the Company entered into back-to-back Total Return Swap transactions between the Ultimate Parent and a third party. The underlying assets for total return swaps include equity and fixed income indices securities.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2018:

		Notional value (in millions)	Derivative assets, at fair value	Derivative liabilities, at fair value
Futures				
Euro-Dollar	$	633	-	2,603
Forwards:				
Agency Mortgage-Backed TBAs, ARM's, CMO's, U.S. Government and U.S. Agencies		17,609	46,677,934	50,294,604
Swaps				
Total Return Swaps		186	14,189,408	14,189,408
Options:				
US Treasury security options		35	4,297	-
Total gross derivatives, at fair value	$		60,871,639	64,486,615
Impact of netting			(25,842,319)	(25,842,319)
Total net derivatives, at fair value	$		35,029,320	38,644,296

c) Financial Assets and Liabilities not measured at Fair Value

The fair values of other financial assets and liabilities (consisting primarily of receivable from and payables to broker-dealers and customers; reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

(in thousands)	Summary of financial instruments				
	December 31, 2018				
	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:					
Cash	$ 459	-	-	459	459
Cash segregated for regulatory purposes	10,000	-	-	10,000	10,000
Receivable from broker-dealers and clearing organizations	-	379,430	-	379,430	379,430
Receivable from customers	-	28,729	-	28,729	28,729
Securities purchased under agreements to resell, net	-	838,051	-	838,051	838,051
Fees receivable	-	6,302	-	6,302	6,302
Interest receivable	-	11,933	-	11,933	11,933
Receivable from affiliates	-	3,132	-	3,132	3,132
Total	$ 10,459	1,267,577	-	1,278,036	1,278,036
Liabilities					
Securities sold under agreements to repurchase, net	$ -	2,700,000	-	2,700,000	2,700,000
Payable to broker-dealers and clearing organizations	-	403,717	-	403,717	403,717
Payable to customers	-	2,079	-	2,079	2,079
Payable to affiliates	-	5,513	-	5,513	5,513
Interest payable	-	3,459	-	3,459	3,459
Subordinated liabilities	-	100,000	-	100,000	100,000
Total	$ -	3,214,768	-	3,214,768	3,214,768

Cash and Cash Segregated For Regulatory Purposes

Cash and cash segregated for regulatory purposes are classified as Level 1 within the valuation hierarchy due to their short term and liquid nature.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The estimated fair value of securities sold under agreements to repurchase and securities purchased under agreements to resell are considered to approximate their carrying amounts. Both are classified as Level 2 within the valuation hierarchy.

Receivables from and Payables to Customers and Broker-Dealers

The estimated fair value of receivables from and payables to customers and broker-dealers is equal to the carrying amounts due to the demand feature of the receivables from and payables to customers and broker-dealers, and are classified as Level 2 within the valuation hierarchy.

Receivable from and Payable to Affiliates

The receivable from and payable to affiliates represent monies related to unsettled expenditures or services rendered or received. The fair value of receivable and payable to affiliates are determined based on cost and for some transactions the cost is determined by expense sharing agreements with the affiliates.

Fees Receivable

The fair value of fees receivable is determined by the expected revenue generated for underwriting and remarketing services rendered. Underwriting revenues are accrued based on the agreement amongst underwriters for each deal.

Interest Receivable and Payable

The interest receivable and payable represents accrued interest on securities transactions. The fair value is determined based upon the securities' stated interest rates and payment dates.

Subordinated Liability

The fair value is determined based upon the current balance of the loan. The interest rate charged is reset on a quarterly basis reflecting current market interest rates.

(12) Offsetting of Assets and Liabilities

The following tables present derivative assets and liabilities and financial instruments that are subject to an enforceable netting agreement. There were no derivatives or financial instruments subject to a netting agreement for which the Company is not netting.

Offsetting of Derivative Assets and Financial Instruments

				December 31, 2018		
			Net assets recognized in	Gross amounts not offset in the statement of financial condition [1]		
	Gross assets recognized	Offset in the statement of financial condition	the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative assets subject to netting arrangements:						
Interest rate derivatives	$ 46,677,933	(25,842,318)	20,835,615	(734,934)	-	20,100,681
Total derivative assets subject to netting arrangements	46,677,933	(25,842,318)	20,835,615	(734,934)	-	20,100,681
Derivative assets not subject to netting arrangements:						
Interest rate derivatives	4,297	-	4,297	-	-	4,297
Equity derivatives	14,189,408	-	14,189,408	-	-	14,189,408
Total derivative assets not subject to netting arrangements	14,193,705	-	14,193,705	-	-	14,193,705
Total derivative assets, at fair value	60,871,638	(25,842,318)	35,029,320	(734,934)	-	34,294,386
Securities purchased under agreements to resell	1,146,220,750	(308,169,500)	838,051,250	(838,051,250)	-	-
	$ 1,207,092,388	(334,011,818)	873,080,570	(838,786,184)	-	34,294,386

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

Offsetting of Derivative Liabilities and Financial Instruments

		December 31, 2018				
	Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Gross amounts not offset in the statement of financial condition [1]		Net amount
				Financial instruments	Cash collateral received	
Derivative liabilities subject to netting arrangements:						
Interest rate derivatives	$ 50,294,602	(25,842,318)	24,452,284	-	-	24,452,284
Total derivative liabilities subject to netting arrangements	50,294,602	(25,842,318)	24,452,284	-	-	24,452,284
Derivative liabilities not subject to netting arrangements:						
Interest rate derivatives	2,604	-	2,604	-	-	2,604
Equity derivatives	14,189,408	-	14,189,408	-	-	14,189,408
Total derivative liabilities not subject to netting arrangements	14,192,012	-	14,192,012	-	-	14,192,012
Total derivative liabilities, at fair value	64,486,614	(25,842,318)	38,644,296	-	-	38,644,296
Securities sold under agreements to repurchase	3,008,169,500	(308,169,500)	2,700,000,000	(2,700,000,000)	-	-
	$ 3,072,656,114	(334,011,818)	2,738,644,296	(2,700,000,000)	-	38,644,296

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

(13) Transfers and Servicing – Secured Borrowing and Collateral

The following table presents the market value of collateral pledged under repurchase agreements accounted for as secured borrowings, by the type of collateral provided to counterparties.

		Overnight
Repurchase Agreements		
U.S. treasury obligations	$	944,056,274
U.S. government agencies		522,326,097
Agency mortgage-backed securities		1,606,567,678
Total Gross Liabilities Collateral Pledged	$	3,072,950,049

The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty; therefore, decreasing the amount of assets available for other liquidity needs that may arise.

(14) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. As of December 31, 2018, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:

Securities purchased under agreements to resell	$	1,148,271,532

Use of available collateral - pledged:

Securities sold under agreements to repurchase	$	3,072,950,049
Securities collateral pledged to clearing organizations		7,201,139
		3,080,151,188

Of the amount of collateral received, all may be re-pledged or sold. Of this amount, none has been re-pledged or sold.

The Company enters into collateralized reverse repurchase and repurchase agreements transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

(15) Liabilities Subordinated to the Claims of General Creditors

The Company, with the approval of FINRA, entered into a subordinated loan with the Ultimate Parent in December 2016, under which $100 million was borrowed. The loan has a term of 10 years, maturing on December 26, 2026.

(16) Regulatory Requirements

a) *Cash and Securities Segregated under Federal and Other Regulations*

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2018, the Company had a $2,028,596 reserve deposit requirement. At December 31, 2018, cash of $10,000,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

b) *Net Capital Requirement*

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer related transactions, as defined.

At December 31, 2018, the Company had net capital of $243,419,310 which was $242,844,917 in excess of the minimum net capital required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(17) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $11,936,738 and a gross deferred tax liability of $1,163,194 at December 31, 2018. The deferred tax asset is primarily attributable to intangibles and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $10,773,544. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

Federal taxes receivable of $2,278,975 and state taxes receivable of $520,510 are included in receivable from affiliates on the statement of financial condition. State taxes receivable of $1,144,980 are included in other assets on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City income tax returns are closed to examination through 2012. The Company's New Jersey income tax returns are closed to examination through 2013.

(18) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations. The Company conducts business with brokers and dealers that are members of the major securities exchanges.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2018 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(19) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial non-cancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2018 are:

		Rental Obligations
2019	$	35,400
2020		35,400
2021		11,800
Thereafter		-
	$	82,600

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

(20) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statements and through the issuance date of the financial statements, and determined that there were no material events or transactions that would require recognition or disclosure in the financial statements.